Exhibit 12.1

North Shore Gas Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	9 months ended 6/30/2003	12 months ended 6/30/2003	Fiscal years ended September 30,
			2002	2001	2000	1999	1998
Net Income Before Preferred Stock Dividends	$14,859	$14,215	$12,921	$14,580	$6,184	$12,492	$12,985

Add–Income Taxes	9,379	8,852	7,916	9,013	3,657	7,396	8,124
Fixed Charges excluding capitalized interest	2,688	3,914	5,045	5,434	5,114	5,277	5,190

Earnings	$26,926	$26,981	$25,882	$29,027	$14,955	$25,165	$26,299

Fixed Charges including capitalized interest	$2,688	$3,914	$5,045	$5,434	$5,114	$5,277	$5,190

Ratio of Earnings to Fixed Charges	10.02	6.89	5.13	5.34	2.92	4.77	5.07